25003047

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-70980

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
MAR 24 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BJC Capital Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7 Proctor Street
(No. and Street)

Manchester	MA	01944
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Benjamin Conway	617-834-8482	bconway@bjccapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area	New Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin J. Conway, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BJC Capital Advisors LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

EMMA MARIE SPERRY
Notary Public, Commonwealth of Massachusetts
My Commission Expires March 15, 2030

Signature:

Title:
CCO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BJC CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the period January 1, 2024 to December 31, 2024

TABLE OF CONTENTS

MERCURIUS

MERCURIUS & ASSOCIATES LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of the Independent Registered Public Accounting Firm

To the Members of BJC Capital Advisors LLC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **BJC Capital Advisors, LLC** (the "Company") as of December 31, 2024 and the related statements of operations, changes in member's equity and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules related to Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission, Information Relating to Possession or Control Requirements and, and Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with **Rule17 C.F.R. § 2 240.** 17a-5. In our opinion, the supplemental information contained in schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2024.

New Delhi, India
March 19, 2025

BJC CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
Year Ended December 31, 2024

ASSETS

Cash	14,655
Accounts receivable	115,500
Total Assets	$130,155

LIABILITIES AND OWNER'S EQUITY

Accounts payable	810
Opening Equity	76,530
Owner's Investment	12,835
Owner's Draws	(483,000)
Net Income (Profit)	522,980
Total Owner's Equity	129,345
Total Liabilities and Owner's Equity	$130,155

See accompanying independent registered public accounting firms report and notes to financial statements.

BJC CAPITAL ADVISORS LLC

STATEMENT OF OPERATIONS
For the period January 1, 2024 through December 31, 2024

Revenues:	
Fee income	$540,000
Operating expenses:	
Membership and Licensing fees	2,865
Professional fees	9,325
Insurance	616
Travel	587
Office	3,627
Total expenses	17,020
Net operating income	522,980
Net other income (expense)	-
Net income	$522,980

See accompanying independent registered public accounting firms report and notes to financial statements.

BJC CAPITAL ADVISORS LLC

STATEMENT OF CHANGES IN OWNER'S EQUITY
For the period January 1, 2024 through December 31, 2024

	Owner contributions	Retained earnings	Total
Balance, January 1, 2024	(513,620)	590,150	76,530
Net income		522,980	522,980
Owner's investment	12,835		12,835
Owner's draws	(483,000)		-483,000
Balance, December 31, 2024	(983,785)	1,113,940	$129,345

See accompanying independent registered public accounting firms report and notes to financial statements.

BJC CAPITAL ADVISORS LLC

STATEMENT OF CASH FLOWS
For the period from January 1, 2024 through December 31, 2024

Cash flows from operating activities:	
Net income	$522,980
Changes operating assets and liabilities:	
Accounts receivable	(82,500)
Accounts payable	810
Net cash provided by operating activities	441,290
Cash flows from financing activities	
Owner's draws	(483,000)
Owner's investments	12,835
Net cash (used for) financing activities	(470,165)
Net cash increase (decrease)	(28,875)
Cash, beginning of period	43,530
Cash, end of the period	$14,655

See accompanying independent registered public accounting firms report and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
For the period January 1, 2024 through December 31, 2024

Note 1 **Organization and nature of business**

BJC Capital Advisors, LLC (the "Company") was formed in June 2021 and is a Massachusetts limited liability company, which shall continue in perpetuity unless dissolved in accordance with the operating agreement. The Company prepares initial drafts of S-1 business sections and acts as an agent for the issuer of corporate securities for private placements per management agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA and Securities Investor Protection Corp ("SIPC").

Recent Accounting Pronouncements
FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted the requirements of the expanded segment disclosures as of December 31, 2024.

Note 2 **Summary of significant accounting policies**

Method of Accounting
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board ("FASB"). and issued in the FASB Accounting Standards Codification ("The Codification"), utilizing the accrual-basis of accounting.

Revenue recognition
The Company recognizes revenue based upon contracts for preparing the initial drafts of S-1 business sections and private placement of corporate securities. Fees are recognized based upon the agreed upon terms of the contracts.

Effective January 1, 2019, ASU 2014-09-Revenue from Contracts with Customers, and subsequent amendments, collectively created a new Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers. ASC 606 replaces most of the existing revenue recognition guidance found in generally accepted accounting principles in the United States of America, prior thereto; and, established a new, single revenue framework to recognize revenue from contracts with customers and offers disclosures for revenue transactions. The revenue recognition guidance of ASC Topic 606, Revenue from Contracts with Customers, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

Income taxes
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that the income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Tax returns for the prior three fiscal years are subject to examination by taxing authorities.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Fair value of financial instruments
The carrying amounts of financial instruments, including cash and accounts receivable, approximates fair value due to the short term nature of these assets and liabilities.

Note 3 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2024, the Company's net capital was $129,345 which was $124,345 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 0.0 to 1.

Note 4 **Concentrations of credit risk**

Cash

The Company maintains its cash at financial institutions in bank deposits which may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to cash.

Note 5 **Statement of cash flows**

For the year ended December 31, 2024, the Company did not have any significant non-cash investing or financing activities.

Note 6 **Segment Reporting**

The Company is engaged in a single line of business as a broker-dealer. which is comprised of several classes of services, including mergers & acquisitions and private placements of securities. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business and manage the company. Additionally, the CODM uses excess net capital (Refer Statement Related to Uniform Net Capital Rule under Supplementary Schedules), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute its profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (Refer Note 2). The Company derived revenue of 91.6% from Danforth Advisors,LLC. The significant expenses of the segment are reported on the accompanying income statement of this report.

Note 7 **Subsequent events**

Management has evaluated the possibility of subsequent events that may require disclosure in the Company's financial statements through March 19, 2025, the date the financial statements were available to be issued, and has determined that SIPC fees of $810 was a subsequent event and adjustment has been made in financial statement.

SUPPLEMENTARY SCHEDULE

BJC CAPITAL ADVISORS LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
December 31, 2024

Total Equity for Net Capital	$129,345
Net Capital	$129,345
Aggregate indebtedness	
Accounts payable	$810
Computation of basic net capital requirement	
Minimum net capital required	
Minimum dollar net capital required	5,000
Net capital requirement	5,000
Excess net capital	124,345
Net capital less 120% of minimum dollar capital required	123,345
Percentage of aggregate indebtedness to net capital	
-	
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of	
December 31, 2024 Net capital, as reported in Company's part II (unaudited) FOCUS report, as amended	129,345
Net capital as presented	$129,345

No material differences exist between the audited computation of net capital and the unaudited net capital as reported on the Company's FOCUS report for the period ended December 31, 2024.

BJC CAPITAL ADVISORS LLC

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934 December 31, 2024

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934 December 31, 2024

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

MERCURIUS

MERCURIUS & ASSOCIATES LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of BJC Capital Advisors, LLC

We have reviewed management's statement, included in the accompanying BJC Capital Advisors, LLC's Exemption Report, in which:

(1) BJC Capital Advisors, LLC (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to mergers & acquisitions, private placements of securities and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts {as defined in Rule 15c3-3} throughout the most recent fiscal year ended December 31, 2024, without exception.

The Company's management is responsible for the statements and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5 throughout the year ended December 31, 2024.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India
March 19, 2025

BJC CAPITAL ADVISORS

SEA 15c3-3 Exemption Report

BJC Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule l7a-5 promulgated by the Securities and Exchange Commission (17 C.F .R. §240.l7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following for 2024:

1. The Company does not claim exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

2. The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.l7a-5 because the Company limits its business activities exclusively to mergers & acquisitions and private placements of securities.

3. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.

4. The Company did not carry accounts of or for customers throughout the most recent fiscal year without exception.

5. The Company did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BJC Capital Advisors, LLC

I, Benjamin Conway affirm that, to the best of my knowledge and belief, the Exemption Report is true and correct.

Respectfully submitted,

Benjamin J. Conway

Benjamin Conway

March 18, 2025